                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)
                    Under the Securities Exchange Act of 1934

                            GOTHIC ENERGY CORPORATION
                                 --------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                              ---------------------
                         (Title of Class of Securities)

                                    383482106
                                  -------------
                                 (CUSIP Number)

                              Shannon Self, Esquire
                           Self, Giddens & Lees, Inc.
                               2725 Oklahoma Tower
                                 210 Park Avenue
                          Oklahoma City, Oklahoma 73102
                                 (405) 232-3001
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 27, 2000
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six (6) copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 383482106


   (1)     Names of Reporting Persons, S.S. or I.R.S.                                              Chesapeake Energy
           Identification Nos. of Above Persons                                                          Corporation
                                                                                                          73-1395733
   (2)     Check the Appropriate Box if a Member of a Group                                                (a)  [  ]
           (See Instructions)                                                                               (b)  [x]
   (3)     SEC Use Only
   (4)     Source of Funds (See Instructions)                                                                     AF
   (5)     Check if Disclosure of Legal Proceedings  is Required                                                [  ]
           Pursuant to Items 2(d) or 2(e)
   (6)     Citizenship or Place of Organization                                                             Oklahoma

Number of Shares              (7)   Sole Voting Power                                                              -
Beneficially Owned            (8)   Shared Voting Power                                                    4,047,486
By Each Reporting             (9)   Sole Disposition                                                               -
Person With:                  (10)  Shared Dispositive Power                                               4,047,486

  (11)     Aggregate Amount Beneficially Owned by Each                                                     4,047,486
           Reporting Person
  (12)     Check if the Aggregate Amount in Row (11) Excludes                                                   [  ]
           Certain Shares (See Instructions)
  (13)     Percent of Class Represented by Amount in Row (11)                                                  19.9%
  (14)     Type of Reporting Person (See Instructions)                                                            CO



                               Page 2 of 10 Pages

CUSIP NO. 383482106


   (1)     Names of Reporting Persons, S.S. or I.R.S.                                         Chesapeake Exploration
           Identification Nos. of Above Persons                                              Limited Partnership, an
                                                                                       Oklahoma limited partnership,
                                                                                              successor by merger to
                                                                                            Chesapeake Mid-Continent
                                                                                                  Corp., an Oklahoma
                                                                                                         corporation
                                                                                                          73-1384282
   (2)     Check the Appropriate Box if a Member of a Group                                                (a)  [  ]
           (See Instructions)                                                                               (b)  [x]
   (3)     SEC Use Only
   (4)     Source of Funds (See Instructions)                                                                  AF,WC
   (5)     Check if Disclosure of Legal Proceedings  is Required                                                [  ]
           Pursuant to Items 2(d) or 2(e)
   (6)     Citizenship or Place of Organization                                                             Oklahoma

Number of Shares              (7)   Sole Voting Power                                                      4,047,486
Beneficially Owned            (8)   Shared Voting Power                                                    4,047,486
By Each Reporting             (9)   Sole Disposition                                                       4,047,486
Person With:                  (10)  Shared Dispositive Power                                               4,047,486

  (11)     Aggregate Amount Beneficially Owned by Each                                                     4,047,486
           Reporting Person
  (12)     Check if the Aggregate Amount in Row (11) Excludes                                                   [  ]
           Certain Shares (See Instructions)
  (13)     Percent of Class Represented by Amount in Row (11)                                                  19.9%
  (14)     Type of Reporting Person (See Instructions)                                                            PN




                               Page 3 of 10 Pages

CUSIP NO. 383482106


   (1)     Names of Reporting Persons, S.S. or I.R.S.                                              Chesapeake Energy
           Identification Nos. of Above Persons                                                      Marketing, Inc.
                                                                                                          73-1439175
   (2)     Check the Appropriate Box if a Member of a Group                                                (a)  [  ]
           (See Instructions)                                                                               (b)  [x]
   (3)     SEC Use Only
   (4)     Source of Funds (See Instructions)                                                                     AF
   (5)     Check if Disclosure of Legal Proceedings  is Required                                                [  ]
           Pursuant to Items 2(d) or 2(e)
   (6)     Citizenship or Place of Organization                                                             Oklahoma

Number of Shares              (7)   Sole Voting Power                                                              -
Beneficially Owned            (8)   Shared Voting Power                                                    4,047,486
By Each Reporting             (9)   Sole Disposition                                                               -
Person With:                  (10)  Shared Dispositive Power                                               4,047,486

  (11)     Aggregate Amount Beneficially Owned by Each                                                     4,047,486
           Reporting Person
  (12)     Check if the Aggregate Amount in Row (11) Excludes                                                   [  ]
           Certain Shares (See Instructions)
  (13)     Percent of Class Represented by Amount in Row (11)                                                  19.9%
  (14)     Type of Reporting Person (See Instructions)                                                            CO



                               Page 4 of 10 Pages

CUSIP NO. 383482106


                              Preliminary Statement

This Amendment No. 4 to Schedule 13D amends and restates: (a) the Schedule 13D dated September 15, 1999, and filed by Chesapeake Mid-Continent Corp., an Oklahoma corporation ("Chesapeake Mid-Continent"), as successor by merger to Chesapeake Gothic Corp., an Oklahoma Corporation ("Chesapeake Gothic"); (b) Amendment No. 1 to Schedule 13D filed on September 23, 1999, by Chesapeake Mid-Continent; (c) Amendment No. 2 to Schedule 13D filed on October 8, 1999 by Chesapeake Mid-Continent; and (d) Amendment No. 3 to Schedule 13D filed on April 10, 2000, by Chesapeake Exploration Limited Partnership, an Oklahoma limited partnership, as successor by merger to Chesapeake Mid-Continent ("CELP"). This amendment and restatement adds Chesapeake Energy Corporation, an Oklahoma corporation ("Chesapeake Energy"), and Chesapeake Energy Marketing, Inc., an Oklahoma corporation ("CEMI"), as reporting persons.

Item 1. Security and Issuer.

       The common stock par value $.01 per share (the "Common Stock"), of Gothic Energy Corporation, an Oklahoma corporation ("Gothic"). Gothic's principal executive offices are located at 5727 South Lewis Avenue, Suite 700, Tulsa, Oklahoma 74105.

Item 2. Identity and Background.

       CELP's sole general partner is Chesapeake Operating, Inc., an Oklahoma corporation ("COI"), and its sole limited partner is Chesapeake Energy. CELP and Chesapeake Mid- Continent were merged with CELP as the surviving entity. CELP and COI are wholly owned subsidiaries of Chesapeake Energy, are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and are engaged in the ownership, development and operation of oil and gas assets in North America. CEMI is a wholly owned subsidiary of Chesapeake Energy engaged in the marketing of oil and gas production and is located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. The executive officers and directors of COI, Chesapeake Energy and CEMI are set forth below. Each individual designated by an asterisk is a director or officer of COI, CEMI and Chesapeake Energy.

                  Aubrey K. McClendon *
                  Director and Chief Executive Officer
                  6100 North Western
                  Oklahoma City, Oklahoma 73118

                  Tom L. Ward *
                  Director and Chief Operating Officer
                  6200 North Western
                  Oklahoma City, Oklahoma 73118

                  Marcus C. Rowland *
                  Chief Financial Officer
                  6100 North Western
                  Oklahoma City, Oklahoma 73118



                               Page 5 of 10 Pages

CUSIP NO. 383482106


                  Edgar F. Heizer, Jr.
                  Director
                  261 Bluff's Edge Drive
                  Lake Forest, Illinois   60045

                  Breene M. Kerr
                  Director
                  115 Bay Street
                  Easton, Maryland 21601-2703

                  Shannon Self
                  Director
                  2725 Oklahoma Tower
                  210 Park Avenue
                  Oklahoma City, Oklahoma 73102

                  Frederick B. Whittemore
                  Director
                  1221 Avenue of the Americas
                  New York, New York 10020

       CELP, COI, Chesapeake Energy, CEMI and each of the listed individuals (collectively, the "Chesapeake Parties") have not, during the last five years, been convicted in a criminal proceeding and have not been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each individual is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

       On April 27, 1998, Chesapeake Gothic and certain affiliated entities made a strategic investment in Gothic (the "Initial Transaction"). As part of the Initial Transaction Chesapeake Gothic and certain affiliates acquired Gothic's Series B Senior Preferred Stock par value .05 (the "Preferred Stock"), certain oil and gas interests, the right to participate in certain oil and gas development activities of Gothic under that certain Sale and Participation Agreement dated March 31, 1998 (the "Participation Agreement"), and a warrant (the "Warrant") for 2,439,246 shares of Common Stock at an exercise price of $.01 per share. The Preferred Stock and any Preferred Stock received as in-kind dividends on such Preferred Stock is convertible into Common Stock at the option of CELP on ninety (90) days prior written notice after April 30, 2000, to the extent that the conversion does not cause the Chesapeake Parties to own more than 19.9% of the outstanding Common Stock . Each share of Preferred Stock is convertible into shares of Common Stock equal to the liquidation preference of $1.000.00 for each share of the Preferred Stock divided by the greater of fair market value or $2.04167. The consideration for the Initial Transaction was provided by Chesapeake Energy and its affiliated entities from working capital and the proceeds from one or more bond financing transactions.



                               Page 6 of 10 Pages

CUSIP NO. 383482106


       Subsequent to the Initial Transaction, Chesapeake Gothic merged into Chesapeake Mid- Continent with Chesapeake Mid-Continent as the surviving entity. On August 18, 1999, Chesapeake Mid-Continent exercised the Warrant on a net basis by surrendering 45,121 warrants and receiving 2,394,125 shares of Common Stock, which represented approximately 14.7% of the then outstanding Common Stock. Effective December 31, 1999, Chesapeake Mid-Continent merged into CELP, with CELP being the surviving entity and the continuing holder of the Common Stock and the Preferred Stock.

       On September 13, 1999, Gothic announced that it was exploring alternatives to restructure Gothic's debt and equity, including the possible sale of assets, the issuance of new debt or the issuance of new equity securities. In connection with a potential restructure of Gothic, CELP and Gothic entered into an agreement (the "OP Agreement") on February 28, 2000, pursuant to which CELP agreed to grant to Gothic an option (the "Option") to redeem the Preferred Stock and Common Stock held by CELP in exchange for the assignment to CELP of certain undeveloped leasehold interests covered by the Participation Agreement. The grant of the Option under the terms of the OP Agreement and the subsequent exercise of the Option are subject to a number of material conditions. The conditions under the OP Agreement were satisfied or waived by the parties and the Option was granted by CELP to Gothic on April 4, 2000, effective March 28, 2000. As part of the consideration to be received by CELP for the grant of the Option under the OP Agreement: (a) the joint venture was extended for three years to April 30, 2006; (b) CELP was granted a right of first refusal on property dispositions by Gothic or it affiliates; (c) COI was permitted to become operator of 28 wells operated by Gothic; and (d) Chesapeake Energy was granted the first right to drill, complete and operate oil and gas wells located in certain areas covered by the Participation Agreement.


       In connection with Gothic's proposed restructure, Gothic entered into an Agreement in Respect of Restructuring Gothic Energy Corporation 14 1/8% Series B Senior Secured Discount Notes (the "Restructure Agreement") on or about June 5, 2000, with holders of over 90% of the Gothic Energy Corporation 14 1/8% Series B Senior Secured Discount Notes (the "Discount Notes"). Under the terms of the Restructure Agreement Gothic agreed to file a prepackaged bankruptcy plan. The holders of the Discount Notes agreed to support Gothic's prepackaged plan and as part of a confirmed bankruptcy plan to exchange the Discount Notes for: (a) approximately 94% of the reorganized Gothic's Common Stock and (b) the right to purchase additional Common Stock pursuant to a rights offering by the reorganized Gothic. On or about June 27, 2000, CEMI purchased 96% of the outstanding Discount Notes subject to the terms of the Restructure Agreement (which CEMI agreed to perform with respect to the Discount Notes) for a combination of cash and Chesapeake Energy common stock equal to the accreted value of the Discount Bonds. The cash consideration paid by CEMI for the Discount Bonds was funded from CEMI's working capital.


Item 4. Purpose of Transaction

       The Preferred Stock, the Warrant, the underlying Common Stock to be acquired from the exercise of the Warrant or the conversion of the Preferred Stock and the other interests described in Item 3 of this
       Schedule 13D, were acquired in the Initial Transaction as



                               Page 7 of 10 Pages

CUSIP NO. 383482106


       investments by CELP's predecessors in interest. Under the terms of the Initial Transaction, CELP has the right to appoint one director to Gothic's board of directors, but to date has declined to exercise that right.

       Subject to the terms of the various agreements among Gothic and the Chesapeake Parties (including, without implied limitation, the documents evidencing the Initial Transaction, the OP Agreement, the Option, the Restructure Agreement and any related agreements), the Chesapeake Parties may in the future: (i) purchase additional shares of Common Stock, additional shares of Preferred Stock, additional Discount Notes, debt securities or other equity securities of Gothic, (ii) sell all or part of the Common Stock, the Preferred Stock or the Discount Notes; (iii) communicate with management of Gothic regarding Gothic's business plans and the evaluation of Gothic's strategic alternatives as indicated above; or (iv) enter into additional transactions in connection with Gothic or Gothic's assets. The Chesapeake Parties are currently evaluating the acquisition of Gothic or all or part of Gothic's assets and as part of that process plan to explore the possible renegotiation of all or part of the agreements among Gothic and the Chesapeake Parties including, without implied limitation, the documents evidencing the Initial Transaction, the OP Agreement, the Option, the Restructure Agreement and any related agreements. Except as set forth above, the Chesapeake Parties have no present plans or intentions relating to the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.


       (a) CELP owns 2,394,125 shares of Common Stock resulting from the exercise of the Warrant and 62,828 shares of Preferred Stock which, subject to the restrictions described below, are currently convertible into approximately 30,772,701 shares of Common Stock after 90 days written notice. Based on the 18,685,765 shares of Common Stock reflected as issued and outstanding in Gothic's Form 10K filed on March 30, 2000, the 2,394,125 shares of Common Stock held by CELP represent 12.65% of the outstanding Common Stock. If the restrictions described below were not applicable and the Preferred Stock could be converted on the date of this
       Schedule 13D, the Common Stock held by CELP immediately after the conversion would represent 67.1% of the outstanding Common Stock after giving effect to the issuance of the Common Stock as a result of the conversion of the Preferred Stock. However, as indicated above, CELP can only convert that portion of the Preferred Stock that would not cause the Chesapeake Parties to own more than 19.9% of the outstanding Common Stock immediately prior to such conversion and then only after 90 days notice. Based on the Chesapeake Parties' current ownership and the number of shares of Common Stock outstanding, CELP can only convert a maximum number of shares of Preferred Stock equivalent to 1,653,361 shares of Common Stock on a fully diluted basis after 90 days notice. Based on the foregoing restrictions on conversion of the Preferred Stock and the 90 day election period, the Chesapeake Parties disclaim beneficial ownership of the Common Stock underlying the Preferred Stock and the inclusion of such Common Stock in this Schedule 13D shall not be construed as admission of beneficial ownership of such Common Stock.


       (b) CELP has the power to vote or dispose of the shares of Common Stock currently owned by CELP and acquired from the exercise of the Warrant. CELP has the power to dispose of the Preferred Stock, but will not have the right to vote or dispose of the Common Stock to be received from the conversion of the Preferred Stock until such Preferred Stock



                               Page 8 of 10 Pages

CUSIP NO. 383482106


        is converted after 90 days notice. Because of the ownership of CELP and CEMI by Chesapeake Energy, the foregoing powers may be shared with Chesapeake Energy and CEMI.



        (c) CELP has the right to receive dividends which have accrued on the Preferred Stock, which dividends can be paid by Gothic in-kind. On or about April 10, 2000, CELP received 1,820.22 shares of Preferred Stock as an in-kind dividend. In addition to the foregoing, CELP and Gothic entered into the OP Agreement on February 28, 2000, and consummated the OP Agreement by issuing the Option effective March 28, 2000. CEMI acquired approximately 96% of the Discount Notes in private transactions on or about June 27, 2000, for approximately $77,509,173 payable in a combination of cash and Chesapeake Energy common stock. The purchase price of the Discount Notes represented 77.74474% of the face amount of the Discount Notes and represented the accreted value based on the original issuance price plus interest at the contract rate. The Discount Notes were purchased by CEMI subject to the Restructure Agreement.


       (d)    Inapplicable.

       (e)    Inapplicable.

Item 6. Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Is suer.

       Under the terms of the Initial Transaction, the Preferred Stock was convertible into Common Stock within 90 days after receipt by Gothic of written notice of exercise delivered by CELP after April 30, 2000. The holders of at least 50% of Common Stock underlying the Warrant, the Preferred Stock and related shares described in the Registration Rights Agreement can request the registration of such Common Stock under the Securities Act at any time after September 30, 1998. On or about February 28, 2000, Gothic and CELP entered into the OP Agreement and thereafter on April 4, 2000, the Option was issued by CELP in favor of Gothic. The exercise of the Option by Gothic is subject to a number of conditions which may or may not be satisfied and may be outside the control of Gothic or the Chesapeake Parties. The Discount Bonds acquired by CEMI are subject to the terms of the Restructure Agreement. The remaining agreements entered into as part of or subsequent to the Transaction were entered into and performed in the ordinary course of the oil and gas exploration and development business.

Item 7. Materials to be filed as Exhibits.

1. The Warrant dated April 27, 1998, to purchase Common Stock of Gothic issued to Chesapeake Gothic was attached as Exhibit 99.1 to the Schedule 13D dated September 15, 1999, filed by Chesapeake Mid-Continent.

2. The Option Purchase Agreement dated February 28, 2000, between Gothic Energy Corporation, an Oklahoma corporation, Gothic Production Company, an Oklahoma corporation, and Chesapeake Exploration Limited Partnership, an Oklahoma limited



                               Page 9 of 10 Pages

CUSIP NO. 383482106


       partnership, successor in interest by merger to Chesapeake Gothic Corp. was attached as Exhibit 99.2 to the Schedule 13D dated April 6, 2000, filed by CELP.

3. The Option dated March 28, 2000, between Gothic Energy Corporation, an Oklahoma corporation, Gothic Production Company, an Oklahoma corporation, and Chesapeake Exploration Limited Partnership, an Oklahoma limited partnership, successor in interest by merger to Chesapeake Gothic Corp. was attached as Exhibit 99.3 to the Schedule 13D dated April 6, 2000, filed by CELP.

4.     The Joint Filing Agreement is attached hereto as Exhibit "99.4."

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:            June 27, 2000
                                Chesapeake Energy Corporation, an Oklahoma corporation


                                By /s/ Aubrey K. McClendon
                                   ---------------------------------------------
                                   Aubrey K. McClendon, Chief Executive Officer

                                Chesapeake Exploration Limited Partnership, an Oklahoma limited partnership

                                By Chesapeake Operating, Inc., an Oklahoma corporation, as general partner

                                         By /s/ Aubrey K. McClendon
                                            ------------------------------------
                                            Aubrey K. McClendon
                                            Chief Executive Officer

                                Chesapeake Energy Marketing, Inc., an Oklahoma corporation

                                By /s/ Aubrey K. McClendon
                                   ---------------------------------------------
                                   Aubrey K. McClendon, Chief Executive Officer





                               Page 10 of 10 Pages

                               INDEX TO EXHIBITS

EXHIBIT NO.         DESCRIPTION
-----------         -----------
   99.4             Joint Filing Agreement